UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018.

Commission File Number: 001-38252

Spark Networks SE

(Translation of registrant's name into English)

Kohlfurter Straße 41/43

Berlin 10999

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Termination of Loan Agreement relating to Affinitas GmbH and Plans to enter into New Debt Financing.

On March 15, 2018, Spark Networks Services GmbH (f/k/a Affinitas GmbH), a limited liability company incorporated under the laws of Germany (“Affinitas”), and wholly-owned subsidiary of Spark Networks SE (the “Company”), entered into a termination agreement (the “Termination Agreement”) to its Loan Agreement dated as of September 2016 (the “Loan Agreement”), by and among Affinitas and certain persons and entities, including certain of its stockholders and officers, named as lenders thereunder (the “Lenders”), pursuant to which the Lenders had granted Affinitas certain loans with an interest rate of 8% per annum maturing on June 30, 2018 (the “Type A Loans”) and certain loans with an interest rate of 9% per annum maturing on March 31, 2019 (the “Type B Loans”) in an aggregate principal amount of €5.85 million (€1.85 million of which is under the Type A Loans and €4.0 million of which is under the Type B Loans). Pursuant to the terms of the Termination Agreement, in exchange for the early termination of the loans under the Loan Agreement effective as of March 15, 2018 and the repayment in full of the then outstanding principal amount of the loans under the Loan Agreement of €5.85 million, the parties agreed to an early termination fee of €0.3 million, consisting of a 2% fee on the repaid principal amount of the Type A loans and a 6.75% fee on the repaid principal amount of the Type B loans. In addition, the parties agreed that interest on the loans of approximately €40,000 under the Loan Agreement will be paid in full for the month of March 2018. All payments under the Termination Agreement shall be made on or before March 31, 2018.

In connection with the termination of the Loan Agreement, the Company executed a non-binding term sheet with a third-party lender for a new €25,000,000 credit facility consisting of a €15,000,000 term loan and €10,000,000 revolver. There can be no assurance that the Company will enter into any such new credit facility or that any such facility will have terms consistent with the term sheet negotiated by the parties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS SE

Date: March 16, 2018	By:	/s/ Robert O’Hare
Name: Robert O’Hare
Title: Chief Financial Officer